As filed with the Securities and Exchange Commission on August 7, 2009

Registration No. 333-157087

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 1 to

FORM S-11

FOR REGISTRATION UNDER THE SECURITIES

ACT OF 1933 OF CERTAIN REAL ESTATE COMPANIES

WELLS TIMBERLAND REIT, INC.

(Exact name of registrant as specified in its governing instruments)

6200 The Corners Parkway

Norcross, Georgia 30092-3365

(770) 449-7800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Leo F. Wells, III

President

Wells Timberland REIT, Inc.

6200 The Corners Parkway

Norcross, Georgia 30092-3365

(770) 449-7800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Rosemarie A. Thurston

Lesley H. Solomon

Alston & Bird LLP

1201 W. Peachtree Street, Atlanta, Georgia 30309-3424

(404) 881-7000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☒  333-157087

If delivery of this prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note: This Post-Effective Amendment No. 1 is filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended, solely to add certain exhibits not previously filed with respect to such Registration Statement.

PART II.

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 36.	Financial Statements and Exhibits.

(b)	Exhibits. The following exhibits are filed as part of this Registration Statement on Form S-11:

Exhibit	Exhibit Description
3.1	Fourth Articles of Amendment and Restatement

3.2	Second Amended and Restated Bylaws

10.2	Third Amended and Restated Agreement of Limited Partnership of Wells Timberland Operating Partnership, L.P.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Norcross, State of Georgia, on the 7th day of August, 2009.

WELLS TIMBERLAND REIT, INC.

By:	/s/ Douglas P. Williams
Name:	Douglas P. Williams
Title:	Executive Vice President, Secretary and Treasurer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to Form S-11 Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title(s)	Date

/s/ Leo F. Wells, III* Leo F. Wells, III	President	August 7, 2009

/s/ Douglas P. Williams Douglas P. Williams	Executive Vice President, Secretary and Treasurer (Principal Financial and Accounting Officer)	August 7, 2009

/s/ Jess E. Jarratt* Jess E. Jarratt	Director	August 7, 2009

/s/ Michael P. McCollum* Michael P. McCollum	Director	August 7, 2009

/s/ E. Nelson Mills* E. Nelson Mills	Director	August 7, 2009

/s/ Donald S. Moss* Donald S. Moss	Director	August 7, 2009

/s/ Willis J. Potts, Jr.* Willis J. Potts, Jr.	Director	August 7, 2009

/s/ Douglas P. Williams Douglas P. Williams, as attorney-in-fact		August 7, 2009

EXHIBIT INDEX

Exhibit	Exhibit Description
3.1	Fourth Articles of Amendment and Restatement

3.2	Second Amended and Restated Bylaws

10.2	Third Amended and Restated Agreement of Limited Partnership of Wells Timberland Operating Partnership, L.P.